                                                                EXHIBIT 20.1





                                                                NEWS RELEASE

[ADVANTA LOGO]                                 ADVANTA
                                               CORPORATION
                                               Welsh & McKean Roads
                                               P.O. Box 844
                                               Spring House, PA 19477-0844

        For further information please contact:

Madeline Hopkins
Investor Relations (215) 444-5335

Phyllis Hoffman
Corporate Communications (215) 444-4499

James Fingeroth or Roy Winnick
Kekst and Company (212) 593-2655

                                                FOR IMMEDIATE RELEASE

             ADVANTA CORPORATION TO EXPLORE STRATEGIC ALTERNATIVES
                         TO MAXIMIZE SHAREHOLDER VALUE;
                      PROVIDES FINANCIAL OUTLOOK FOR 1997

           --RETAINS BT WOLFENSOHN TO ASSIST IN EXPLORATION PROCESS--


Spring House, PA.--March 17, 1997--Advanta Corporation (NASDAQ: ADVNB, ADVNA) today announced that its Board of Directors and senior management have commenced a thorough and systematic review of its business strategy, growth prospects and operating environment aimed at maximizing the Company's value for its shareholders and other constituents.

Advanta said it has retained the firm of BT Wolfensohn to assist it in the process, and to explore all strategic alternatives that build upon the historic strength and success of the Company as a whole and of its business units, including its mortgage financing, leasing and insurance operations as well as its core credit card business. There can be no assurance that the Company will elect to pursue any of the strategic actions it may consider.

                                     -more-

Advanta also reported that, in light of the foregoing, Alex W. "Pete" Hart, the Company's Chief Executive Officer, has assumed the additional responsibilities of David A. Brooks, the Company's Chief Operating Officer, who has resigned. The nature and responsibilities of the job of Chief Operating Officer are now very different from what was contemplated when Mr. Brooks joined the Company two months ago.

Separately, Advanta announced that it expects to report 1997 results well below previous expectations. For the first quarter, the Company currently expects to report a loss in the area of $20 million, or approximately $0.44 cents per share, compared to earnings of $41 million, or $0.91 per share, in the first quarter of 1996. Advanta said that the interruption in its historical pattern of strong financial results reflects a number of factors, including continuing increases in consumer bankruptcies and charge-offs and lower receivable balances than originally anticipated in its credit card business. The Company emphasized that its mortgage financing, leasing and insurance businesses continue to perform very well.

The Company said that it currently expects to report a net profit for full-year 1997, with estimated earnings for the full year of approximately $1.50 per share. In 1996, Advanta earned $3.89 per share.

Dennis Alter, Chairman of the Board of Advanta Corporation, said, "Since Advanta was formed 46 years ago, we have successfully pursued a business strategy that has created significant value for our shareholders, customers and employees. Today, the credit card industry is undergoing structural change. Taking that change into consideration, we believe we can best build value by actively exploring all available strategic opportunities.

"We expect that the process we have launched will lead to the identification of a number of possible strategic options, one or more of which we may elect to pursue based on their potential to enable us to more effectively and profitably serve our customers, grow our revenues and earnings, and maximize shareholder value," Mr. Alter said.

Advanta said it is pursuing a number of steps to return the Company to its historical levels of financial performance by increasing revenue and stemming credit card losses. These steps include:

- More aggressively repricing certain segments of the Company's credit card portfolio to match better the risk profiles of particular customer segments.

- Bringing the Company's credit card fees, some of which are below the industry average, more into line with current industry norms.


                                     -more-

-- Improving the Company's collection process by further customizing collection methods.

-- Reducing the introductory-rate period applied to certain new cardholders.

-- Tightening underwriting standards further to improve the credit quality of the receivables portfolio.

-- More quickly identifying and intervening on potentially troubled accounts by means of advanced computer-based behavior prediction programs.

-- Developing new retention marketing programs to build upon existing relationships with high-credit-quality cardholders.

-- Continuing to develop additional products that offer customers added value, rather than relying solely on a low price.

Mr. Hart said, "In 1996, Advanta achieved its eighth consecutive year of increased earnings and its sixth consecutive year of meeting or exceeding a return on equity of 25%. During the past five years, Advanta's net income has grown at a compound annual rate of 47% to $176 million in 1996. We have grown our customer base to nearly 6 million cardholders from 2 million over the same period, and are now the ninth-largest card issuer in the country based on outstanding balances. Our mortgage, leasing and insurance business units continue to perform well. Our commitment to building shareholder value, and our success in doing so over many years, are clear. Going forward, we will maintain that commitment, building upon the many strengths of our organization including its talented employees, its marketing skills, its strategic alliances and its millions of customers."

The Company also announced that its Board of Directors has adopted a Shareholder Rights Plan in which rights will be distributed as a dividend at the rate of one Class A Right for each share of Class A Common Stock and one Class B Right for each share of Class B Common Stock of the Company held by shareholders of record as of the close of business on April 11, 1997. The rights will expire on April 11, 2007. If any shareholder acquires beneficial ownership of 15% or more of either the outstanding Class A Common Stock or the total common stock, all shareholders, other than the acquiror, will have the right to purchase $300 of stock for a purchase price of $150. Depending on the circumstances, the stock to be purchased may be a new Series A Junior Participating Preferred Stock, common stock of the class then held by the rightholder or common stock of an entity that acquires a significant portion of the Company's business.

The Rights Plan is designed to help ensure Advanta shareholders' ability to realize the full value of their investment in the Company. It aims to deter coercive takeover tactics including the accumulation of shares in the open market or through private


                                     -more-
transactions and to prevent an acquiror from gaining control of the Company under circumstances the Board considers inappropriate. The Rights Plan was not adopted in response to any takeover attempt.

With nearly six million customers, over $19 billion in managed assets and more than 3,500 employees, Advanta is a consumer financial services enterprise that proudly serves consumers and small businesses through high-quality, innovative offerings of credit cards, mortgages, leases, insurance and deposit products.

This Press Release contains forward-looking statements, including but not limited to projections of future earnings, that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The most significant among these risks and uncertainties are: (1) the Company's managed net interest margin, which in turn is affected by the Company's success in originating new credit card accounts, the receivables volume and initial pricing of new accounts, the impact of repricing existing accounts and account attrition, the mix of account types and interest rate fluctuations; (2) the level of delinquencies and charge-offs; and (3) the level of expenses. Earnings also may be affected by factors that affect consumer debt, competitive pressures and the ratings on debt of the Company and its subsidiaries. Additional risks that may affect the Company's future performance are detailed in the Company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.

                                     # # #

The attached Advanta Corporation Statistical Supplement and other information are part of this release.

Attachment

                                     -more-

                              ADVANTA CORPORATION

                             STATISTICAL SUPPLEMENT

              (dollars in millions except earnings per share data)


THE AMOUNTS STATED FOR THE CURRENT FISCAL QUARTER ENDING MARCH 31, 1997 ARE ESTIMATES BASED ON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT, AND ARE SUBJECT TO ADJUSTMENT AFTER THE BOOKS ARE CLOSED FOLLOWING THE QUARTER END. MANAGEMENT BELIEVES THAT THE RESULTS WILL BE WITHIN THE STATED RANGES, BUT SUCH RESULTS CANNOT BE ASSURED.




                                              THREE MONTHS ENDED                         THREE MONTHS ENDED
                                            ----------------------             -----------------------------------
                                                MARCH 31, 1997                  DECEMBER 31,            MARCH 31,
EARNINGS                                        ESTIMATED RANGE                    1996                   1996
------------------------------------------------------------------              ----------------------------------
Net revenues                                  $180    -     $195                     $241                    $188
Net interest revenues                           25    -       30                       22                      17
Noninterest revenues*                          155    -      165                      219                     171
Provision for credit losses                     55    -       60                       30                      15
Operating expenses                             150    -      155                      144                     110
Pretax income (loss)                           (26)   -      (28)                      67                      62
Net income (loss)*+                            (19)   -      (21)                      45                      41
Earnings (loss) per common shares*+          (0.42)   -    (0.46)                    1.00                    0.91



KEY RATIOS (ANNUALIZED)
------------------------------------------------------------------              ----------------------------------
Return on average assets                    (1.0)%    -     (1.5)%                    3.2%                    3.4%
Return on avg common equity                (10.0)     -    (12.0)                    23.7                    25.8
Equity/owned assets                         15.0      -     17.0                     17.1                    14.3
Equity/managed assets                        4.2      -      5.0                      5.0                     4.4
As a % of average managed receivables+
  Net revenues                               4.0      -      5.0                      6.0                     5.8
  Operating expenses                         3.3      -      3.6                      3.1                     2.8
Managed net interest margin                  7.0      -      7.5                      6.9                     6.2



AVERAGE MANAGED RECEIVABLES
------------------------------------------------------------------              ----------------------------------
Credit cards                             $12,400      -  $12,500                  $12,771                  $10,557
Personal finance loans                     2,900      -    2,950                    2,468                    1,851
Business loans                               865      -      875                      766                      445
Other loans                                   20      -       25                       18                       10
                                         -------         -------                  -------                  -------
Total average managed receivables        $16,185      -  $16,350                  $16,022                  $12,863

Total average serviced receivables       $20,650      -  $20,850                  $18,915                  $13,639



CHARGE-OFF INFORMATION (MANAGED BASIS)
------------------------------------------------------------------              ----------------------------------
Credit Card
-Amount                                     $205      -     $210                     $145                     $84
-% of receivables+                           6.6%     -      7.0%                     4.6%                    3.2%

Total
-Amount                                     $214      -     $220                     $155                     $90
-% of receivables+                           5.2%     -      5.6%                     3.9%                    2.8%



DELINQUENCY RATIOS
(TOTAL LOANS 30 DAYS OR MORE DELINQUENT)
------------------------------------------------------------------              ----------------------------------
Credit Card                                  5.2%     -      5.6%                     5.0%                    2.7%
Total                                        5.7%     -      6.1%                     5.4%                    3.2%


RESERVE FOR CREDIT LOSSES (OWNED BASIS)
------------------------------------------------------------------              ----------------------------------
Total                                       $100      -     $105                      $89                     $57

*THESE AMOUNTS ASSUME COMPLETION OF A SECURITIZATION TRANSACTION LATER IN MARCH.
 IF THE TRANSACTION DOES NOT CLOSE BEFORE THE QUARTER END, IT IS EXPECTED TO CLOSE EARLY IN APRIL.

+SOME OF THE AMOUNTS IN THE COLUMNS RELATING TO THE QUARTER ENDING MARCH 31,
 1997 INTERRELATE WITH OTHERS, AND INCREASES IN SOME ITEMS WILL NECESSARILY CAUSE DECREASES IN OTHERS. ACCORDINGLY, THE AMOUNTS SHOWN FOR "NET INCOME
 (LOSS)" ARE NOT INTENDED TO BE A SUMMATION OF THE PRECEDING FIGURES. THE AMOUNTS SHOWN FOR "EARNINGS (LOSS) PER COMMON SHARE" ARE BASED ON "NET INCOME
 LOSS)" AMOUNTS IN THE RESPECTIVE COLUMNS. SIMILARLY, CERTAIN RATIOS ARE NOT INTENDED TO BE AN EXACT PERCENTAGE OF THE REVENUE OR EXPENSE AMOUNTS SHOWN IN THE RESPECTIVE COLUMNS.

                              ADVANTA CORPORATION
                      OTHER INFORMATION FOR FULL YEAR 1997
                             (dollars in billions)

[S]                                                     [C]
VOLUMES

        Ending Receivables (12/31/97)
                Credit Cards                            $13.5  to $14.5
                Total                                   $19.0  to $20.0


MANAGED NET INTEREST MARGIN                               8.0% to   9.0%


NET CHARGE-OFF RATIO

        Credit Cards                                      6.5% to   7.5%
        Total                                             5.0% to   6.0%

Note: The net charge-off ratio is assumed to increase throughout the year.


OPERATING EXPENSE RATIO                                  3.0% to   3.5%
(Excluding amortization of credit card DAC)


NOTE: THE ABOVE INFORMATION REFLECTS THE COMPANY'S GOOD-FAITH ESTIMATES OF
      CERTAIN PRELIMINARY PROJECTED RESULTS FOR 1997. THIS INFORMATION IS SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, AS DESCRIBED IN THE ACCOMPANYING PRESS RELEASE.